================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 October 6, 2005

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    Name:    Mark Laurie
    Title:   Company Secretary

Date:  6 October 2005

                                                                     APPENDIX 3X
                                              INITIAL DIRECTOR'S INTEREST NOTICE
-------------------------------------------------------------------------------
                                                                    RULE 3.19A.1

                                   APPENDIX 3X

                       INITIAL DIRECTOR'S INTEREST NOTICE

INFORMATION OR DOCUMENTS NOT AVAILABLE NOW MUST BE GIVEN TO ASX AS SOON AS AVAILABLE. INFORMATION AND DOCUMENTS GIVEN TO ASX BECOME ASX'S PROPERTY AND MAY BE MADE PUBLIC.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY          LIHIR GOLD LIMITED
--------------------------------------------------------------------------------
ABN                     ARBN 069 803 998
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR                   ARTHUR HOOD
--------------------------------------------------------------------------------
DATE OF APPOINTMENT                3 OCTOBER 2005
--------------------------------------------------------------------------------

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

IN THE CASE OF A TRUST, THIS INCLUDES INTERESTS IN THE TRUST MADE AVAILABLE BY THE RESPONSIBLE ENTITY OF THE TRUST

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
NUMBER & CLASS OF SECURITIES

NIL

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

APPENDIX 3X
INITIAL DIRECTOR'S INTEREST NOTICE
-------------------------------------------------------------------------------

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

IN THE CASE OF A TRUST, THIS INCLUDES INTERESTS IN THE TRUST MADE AVAILABLE BY THE RESPONSIBLE ENTITY OF THE TRUST

-------------------------------------------------------------------------------
NAME OF HOLDER & NATURE OF INTEREST         NUMBER & CLASS OF SECURITIES
Note: Provide details of the
circumstances giving rise to the
relevant interest.

NIL

-------------------------------------------------------------------------------

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

-------------------------------------------------------------------------------
DETAIL OF CONTRACT                          NOT APPLICABLE
-------------------------------------------------------------------------------
NATURE OF INTEREST
-------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)
-------------------------------------------------------------------------------
NO.  AND  CLASS  OF  SECURITIES  TO  WHICH
INTEREST RELATES
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

                                                                     APPENDIX 3Z
                                                FINAL DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------
                                                                    RULE 3.19A.3

                                   APPENDIX 3Z

                        FINAL DIRECTOR'S INTEREST NOTICE

INFORMATION OR DOCUMENTS NOT AVAILABLE NOW MUST BE GIVEN TO ASX AS SOON AS AVAILABLE. INFORMATION AND DOCUMENTS GIVEN TO ASX BECOME ASX'S PROPERTY AND MAY BE MADE PUBLIC.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY                          LIHIR GOLD LIMITED
--------------------------------------------------------------------------------
ABN                                     ARBN 069 803 998
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR                                     NEIL GRANTT SWAN
--------------------------------------------------------------------------------
DATE OF LAST NOTICE                                  31 OCTOBER 2002
--------------------------------------------------------------------------------
DATE THAT DIRECTOR CEASED TO BE DIRECTOR             1 OCTOBER 2005
--------------------------------------------------------------------------------

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

IN THE CASE OF A TRUST, THIS INCLUDES INTERESTS IN THE TRUST MADE AVAILABLE BY THE RESPONSIBLE ENTITY OF THE TRUST

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
NUMBER & CLASS OF SECURITIES

NIL

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.v

APPENDIX 3Z
FINAL DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

IN THE CASE OF A TRUST, THIS INCLUDES INTERESTS IN THE TRUST MADE AVAILABLE BY THE RESPONSIBLE ENTITY OF THE TRUST

--------------------------------------------------------------------------------
NAME OF HOLDER & NATURE OF INTEREST         NUMBER & CLASS OF SECURITIES
Note: Provide details of the
circumstances giving rise to the
relevant interest

NIL
--------------------------------------------------------------------------------

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                              NOT APPLICABLE
--------------------------------------------------------------------------------
NATURE OF INTEREST
--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)
--------------------------------------------------------------------------------
NO.  AND  CLASS  OF  SECURITIES  TO  WHICH
INTEREST RELATES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.